P.E. 7-31-02



**FORM 6-K**
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

ADRIAN RESOURCES LTD. (File #0-26296)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1. News Release dated July 24, 2002, and BC Form 53-901F, (Material Change Report).

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

**ADRIAN RESOURCES LTD.**
(Registrant)

Date: August 6, 2002

By: [signature]
Chet Idziszek

Its: President
(Title)

ADRIAN
RESOURCES LTD.

Suite 2000, Guinness Tower
1055 West Hastings Street
Vancouver, B.C., Canada V6E 2E9
Tel.: (604) 331-8772
Fax: (604) 331-8773 or (604) 688-0063

July 24, 2002

Trading Symbol: TSX-ADL
No. 261

# NEWS RELEASE

**Adrian Resources Ltd. ("Adrian")** is pleased to report that, at its Annual General Meeting held this morning, its disinterested shareholders approved the brokered private placement (the "Placement") of 23,333,333 units at a price of $0.15 per unit to generate gross proceeds of $3,500,000 announced in **Adrian's** news release of June 13, 2002. In connection with the Placement, **Adrian's** disinterested shareholders also approved an increase in the maximum number of common shares which may be reserved under **Adrian's** Incentive Share Option Plan (the "Plan") from 4,950,968 common shares to 7,436,158 common shares and that, subject to the closing of the Placement, the grant to Richard Fifer of 3,122,770 options under the revised Plan.

At the Meeting, **Adrian's** disinterested shareholders also approved the reduction of the exercise price of 3,545,338 incentive stock options to $0.15 per share.

**Adrian** is also pleased to welcome Joaquin Alviz, Richard Fifer and Maria Antonia Gomez Alviz to its Board of Directors, following their election as directors at this morning's Annual General Meeting. The new directors will join Tookie Angus, Chet Idziszek, J.G. Stewart and Ed Thompson who were all re-elected at the Meeting.

The Placement is expected to close by the middle of September and its net proceeds will be used primarily to fund **Adrian's** obligations with respect to its Petaquilla property and the costs of exploration of other gold and base metal exploration properties in Panama.

**On behalf of the Board of Directors of**
**ADRIAN RESOURCES LTD.**

**Chet Idziszek, President**

This is the form of material change report required under Section 85(1) of the *Securities Act* and section 151 of the *Securities Rules*.

## BC FORM 53-901F
## (formerly Form 27)

*Securities Act*

## MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: If this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL - SECTION 85", and in an envelope marked "Confidential - Attention: Supervisor, Financial Reporting".

Item 1. Reporting Issuer

Adrian Resources Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2. Date of Material Change

July 24, 2002

Item 3. Press Release

July 24, 2002, Vancouver, B.C.

Item 4. Summary of Material Change

The Issuer has received shareholder approval of the brokered private placement (the "Placement") of 23,333,333 units at a price of $0.15 per unit to generate gross proceeds of $3,500,000 announced by the Issuer on June 13, 2002. The Issuer has also received disinterested shareholder approval of an increase in the maximum number of common shares which may be reserved under the Issuer's Incentive Share Option Plan (the "Plan") from 4,950,968 common shares to 7,436,158 common shares, the grant to Richard Fifer of 3,122,770 options under the revised Plan (subject to the closing of the Placement) and the reduction of the exercise price of 3,545,338 incentive stock options to $0.15 per share.

Item 5. Full Description of Material Change

The Issuer has received shareholder approval of the brokered private placement (the "Placement") of 23,333,333 units at a price of $0.15 per unit to generate gross proceeds of $3,500,000 announced by the Issuer on June 13, 2002. The Issuer has also received disinterested shareholder approval of an increase in the maximum number of common shares which may be reserved under the Issuer's Incentive Share Option Plan (the "Plan") from 4,950,968 common shares to 7,436,158 common shares, the grant to Richard Fifer of 3,122,770 options under the revised Plan (subject to the closing of the Placement) and the reduction of the exercise price of 3,545,338 incentive stock options to $0.15 per share.

Item 6. Reliance on Section 85(2) of the Act

Not applicable

Item 7. Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8. Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer's Secretary at 604-331-8772

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 24th day of July, 2002.

**ADRIAN RESOURCES LTD.**

By: ______________________

Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual whose signature appears above.)